Deloitte & Touche LLP
                                             2500 One PPG Place
                                             Pittsburgh, Pennsylvania 15222-5401
                                             412-338-7200
                                             Fax 412-338-7380

Great Plains Funds
c/o Federated Services Company
Federated Investors Tower
Pittsburgh, PA  15222-3779



To the Board of Trustees of Great Plains Funds:

Portfolios of Great Plains Funds                                      File No.
------------------------------------------------------------------------------

        Equity Fund                                                  811-8281
        Intermediate Bond Fund                                       811-8281
        Tax-Free Bond Fund                                           811-8281
        Premier Fund                                                 811-8281
        International Equity Fund                                    811-8281


We have examined management's assertion about the Great Plains Funds' (the "Funds") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of November 10, 1999 included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed, without prior notice to management, as of November 10, 1999, and with respect to agreement of security purchases and sales, for the period from August 23, 1999 (the date of our last examination) through November 10, 1999:

o Confirmation of all securities held by Northern Trust, located in Chicago, IL, with such securities held for the account of National Bank of Commerce Trust and Savings Association ("NBC"), the Custodian, located in Lincoln, NB;

o Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

o Reconciliation of all such securities to the books and records of the Funds and the Custodian; and

o Agreement of a total of 25 security purchases and a total of 25 security sales or maturities across all Funds since our last report from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Great Plains Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 10, 1999 with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Great Plains Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/s/ DELOITTE & TOUCHE LLP


April 5, 2000

                    Management Statement Regarding Compliance
                         With Certain Provisions of the
                         Investment Company Act of 1940


April 5, 2000

Deloitte & Touche LLP
Attn:  Kristina Alexander
2500 One PPG Place
Pittsburgh, PA 15222


In connection with your attestation engagement as of November 10, 1999 relating to the Great Plains Funds compliance with Securities and Exchange Commission Rule 17f-2, we confirm, to the best of our knowledge and belief, the following representations made to you during your procedures:

1. We, as members of management of National Bank of Commerce Trust and Savings Association ("NBC"), the Custodian of the Great Plains Funds (the "Funds"), are responsible for complying with the requirements of subsections (b) and
     (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940.

2. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.

3.   The Funds were in compliance  with the  requirements of subsections (b) and
     (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 10, 1999 and from August 23, 1999 through November 10, 1999, with respect to securities reflected in the investment account of the Great Plains Funds.

4. We have no knowledge of significant matters that are contrary to your findings.



/s/ Steven R. Caswell
Steven R. Caswell
Senior Vice President